Exhibit 99.1

FIFTH SUPPLEMENTAL INDENTURE

FIFTH SUPPLEMENTAL INDENTURE, dated as of December 11, 2025 (the “Fifth Supplemental Indenture”), between MANULIFE FINANCIAL CORPORATION, a corporation duly organized and existing under the Insurance Companies Act (Canada) (the “Company”), having its principal office at 200 Bloor Street East, Toronto, Ontario M4W 1E5, and THE BANK OF NEW YORK MELLON, a New York banking corporation, as trustee (hereinafter called the “Trustee”).

RECITALS

WHEREAS, the Company and the Trustee are parties to a Senior Indenture, dated as of September 17, 2010 (the “Base Indenture” and as supplemented by this Fifth Supplemental Indenture, the “Indenture”), relating to the issuance from time to time by the Company of its Securities on terms to be specified at the time of issuance;

WHEREAS, Section 901 of the Base Indenture provides that the Company and the Trustee may, without the consent of any Holder, enter into a supplemental indenture, to provide for the issuance of and establish the form and terms of Securities of any series as provided by Sections 201 and 301 thereof;

WHEREAS, pursuant to Sections 201 and 301 of the Base Indenture, the Company desires to provide for the issuance and establishment of the Notes (as defined herein) under the Indenture, and the form and terms thereof, as hereinafter set forth;

WHEREAS, in connection with the issuance of the Notes, the Company has duly authorized the execution and delivery of this Fifth Supplemental Indenture to establish the forms and terms of the Notes as hereinafter described;

WHEREAS, Section 901 of the Base Indenture also provides that the Company and the Trustee may, without the consent of any Holder, enter into a supplemental indenture, to make any change that does not adversely affect the rights of any Holder in any material respect; and

WHEREAS, all conditions and requirements of the Base Indenture necessary to make this Fifth Supplemental Indenture a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled by the parties hereto.

NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, receipt of which is hereby acknowledged by the parties hereto, the parties hereto agree, as follows:

ARTICLE I

DEFINITIONS

Section 1.01 General Definitions. For purposes of this Fifth Supplemental Indenture:

(a) Capitalized terms used herein without definition shall have the meanings specified in the Base Indenture, except for such terms that have been amended pursuant to Section 2.17 of this Fifth Supplemental Indenture, which shall have the meanings specified in Section 2.17 of this Fifth Supplemental Indenture;

(b) All references to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of the Base Indenture; and

(c) The terms “herein,” “hereof,” “hereunder” and other words of similar import refer to this Fifth Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.

“Par Call Date” means September 11, 2035.

“Redemption Price” means, with respect to any Note to be redeemed, the price at which it is to be redeemed pursuant to this Fifth Supplemental Indenture.

“Regular Record Date” means the May 27 or November 26 next preceding such Interest Payment Date (whether or not a Business Day).

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable:

(i)  the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Par Call Date (the “Remaining Life”); or

(ii) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or

(iii) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third business day preceding the Redemption Date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

ARTICLE II

THE NOTES

Section 2.01 Title of Securities. There shall be a series of Securities designated the “4.986% Senior Notes due 2035” of the Company (the “Notes”).

Section 2.02 Limitation of Aggregate Principal Amount. The aggregate principal amount of the Notes shall initially be limited to U.S.$1,000,000,000 (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, Notes pursuant to Sections 304, 305, 306, 906 or 1108 of the Base Indenture and except for any Securities which, pursuant to Section 303 of the Base Indenture, are deemed never to have been authenticated and delivered thereunder). The Company may, from time to time, without the consent of the Holders of the Notes, create and issue additional notes having the same terms and conditions as the Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon (“Additional Notes”). Additional Notes issued in this manner may be consolidated with, and form a single series with, the Notes. The Notes and any such Additional Notes would rank equally and ratably. Any Additional Notes must be treated as fungible with the Notes for U.S. federal income tax purposes or be identified by a separate CUSIP number.

Section 2.03 Principal Payment Date. The principal amount of the Notes Outstanding (together with any accrued and unpaid interest) shall be payable in a single installment on December 11, 2035, which date shall be the Stated Maturity of the Notes.

Section 2.04 Interest and Interest Rates. The Notes shall bear interest at a rate of 4.986% per year from December 11, 2025, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually in arrears on June 11 and December 11 of each year, commencing June 11, 2026 until the principal thereof is paid or made available for payment. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of calendar days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name the Notes (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name the Notes (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Section 2.05 Place of Payment. The Place of Payment where the Notes may be presented or surrendered for payment, where the Notes may be surrendered for registration of transfer or exchange and where notices and demand to or upon the Company in respect of the Notes and the Indenture may be served initially shall be the Corporate Trust Office of the Trustee in the Borough of Manhattan, City of New York.

Section 2.06 Optional Redemption. Section 1101 of the Base Indenture, as it relates to the Notes, is hereby amended to read in its entirety as follows:

The Company may redeem the Notes, at any time, and from time to time (any such date fixed for redemption, a “Redemption Date”), in whole or in part. The Redemption Price (expressed as a percentage of principal amount and rounded to three decimal places) for Notes to be redeemed on any Redemption Date that is prior to the Par Call Date will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the Redemption Date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to, but excluding, the Redemption Date, plus, in either case, accrued and unpaid interest on the Notes to, but excluding, such Redemption Date. On or after the Par Call Date, the Company may redeem Notes, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. Unless the Company defaults in payment of the Redemption Price, interest will cease to accrue on the Notes called for redemption on and after the Redemption Date.

Section 2.07 Notice of Redemption. Section 1105 of the Base Indenture, as it relates to the Notes, is hereby amended to read in its entirety as follows:

Notice of redemption shall be given by first-class mail, postage prepaid (or otherwise delivered in accordance with the procedures of the Depositary), delivered not less than 10 nor more than 60 days prior to the Redemption Date, to each Holder of Notes to be redeemed, at its address appearing in the Security Register.

All notices of redemption shall state:

(i)	the Redemption Date;

(ii)	the Redemption Price, or if not then ascertainable, the manner of calculation thereof;

(iii)

if less than all the Outstanding Notes consisting of more than a single Note are to be redeemed, the identification (and, in the case of partial redemption of any such Notes, the principal amounts) of the particular Notes to be redeemed and, if less than all the Outstanding Notes consisting of a single Note are to be redeemed, the principal amount of the particular Note to be redeemed;

(iv)

that on the Redemption Date the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date; and

(v)	the place or places where each such Note is to be surrendered for payment of the Redemption Price.

Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request and delivery of such information to the Trustee at least 5 days prior to the giving of such notice of redemption, by the Trustee in the name and at the expense of the Company and shall be irrevocable. The notice if delivered in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, a failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Note.

Section 2.08 Selection of Securities to Be Redeemed. If less than all the Notes are to be redeemed, the particular Notes to be redeemed shall be selected by lot or by such other method as selected by the Company; provided that if at the time of redemption the Notes to be redeemed are registered as a Global Security, the Depositary shall determine, in accordance with its procedures, the principal amount of the Notes to be redeemed held by each Holder of such Notes to be redeemed.

Section 2.09 Tax Redemption. Section 1109 of the Base Indenture, as it relates to the Notes, is hereby amended to read in its entirety as follows:

The Notes will be subject to redemption in whole, but not in part, at the option of the Company, at any time, on not less than 10 nor more than 60 days’ prior written notice, at a Redemption Price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the event that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Notes, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after the date of the applicable prospectus by which such Notes are offered and sold. No redemption shall be made pursuant to this paragraph unless:

(i) the Company shall have received an Opinion of Counsel that Additional Amounts will be payable on the next payment date in respect of such Notes;

(ii) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the Company is entitled to redeem such Notes pursuant to the terms of such Notes; and

(iii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

Section 2.10 Additional Amounts. Section 1010(a) of the Base Indenture, as it relates to the Notes, is hereby amended to read in its entirety as follows:

(a) All payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax (“Relevant Taxes”), except to the extent required by law or by the interpretation or administration thereof. If the Company is (or any Paying Agent is) so required to withhold or deduct any amount for or on account of such Relevant Taxes from any payment made under or with respect to the Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will be equal to the amount such Holder would have received if such Relevant Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable in respect of any Notes for or on account of:

(i) any Relevant Tax imposed by reason that such Holder or beneficial owner of the Notes or other person entitled to payment under the Notes does not deal at arm’s length within the meaning of the Income Tax Act (Canada) (the “Tax Act”) with the

Company, is a “specified non-resident shareholder” of the Company or does not deal at arm’s length with any person who is a “specified shareholder” of the Company (each as defined in subsection 18(5) of the Tax Act), or is an entity in respect of which the Company is a “specified entity” for the purposes of the “hybrid mismatch rules” in the Tax Act;

(ii) any Relevant Tax that would not have been imposed if the Holder, or the beneficial owner, of the Notes complied with the Company’s request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the Holder, or the beneficial owner, of the Notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or on account of any such Relevant Tax, provided that the applicable Holder or beneficial owner is legally eligible to comply with such request;

(iii) any Relevant Tax that would not have been imposed but for the fact that the Holder, or the beneficial owner, of the Notes (or any fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Notes, or receiving payments under such Notes;

(iv) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax with respect to the Notes;

(v) any Relevant Tax that is levied or collected otherwise than by withholding from payments on or in respect of the Notes;

(vi) any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the United States Internal Revenue Code of 1986, or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing; or

(vii) any combination of the foregoing.

In addition, the Company will not pay Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the Relevant Tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Notes.

Section 2.11 No Sinking Fund. The Notes are not entitled to the benefit of any sinking fund.

Section 2.12 Form. The Notes shall be issued initially as registered securities in the form of one or more permanent Global Securities, without coupons, substantially in the form attached hereto as Exhibit A, deposited with The Bank of New York Mellon, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as herein provided.

Section 2.13 Denomination. The Notes shall be issuable only in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The Notes shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the officers of the Company executing the same may determine with the approval of the Trustee.

Section 2.14 Depositary. The Depository Trust Company shall be the initial Depositary, until a successor shall have been appointed and become such pursuant to the applicable provisions of the Base Indenture, and thereafter, “Depositary” shall mean or include such successor.

Section 2.15 Security Registrar and Paying Agent for the Notes. The Company shall initially serve as the Central Security Registrar and the Trustee shall initially serve as Branch Security Registrar and as the Paying Agent.

Section 2.16 Defeasance. If the Company exercises its option under Section 1202 or Section 1203 of the Base Indenture with respect to the Notes, Sections 1204(a)(2) and 1204(a)(5) of the Base Indenture, in the case of Defeasance, or Sections 1203(a)(3) and 1204(a)(5) of the Base Indenture, in the case of Covenant Defeasance, shall not apply if all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year of the date of the deposit specified in Section 1204(a)(1) of the Base Indenture, or (iii) have been called for redemption, or are to be called for redemption, within one year of the date of the deposit specified in Section 1204(a)(1) of the Base Indenture under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Section 2.17 Additional Amendments to the Base Indenture.

(a) The following definitions in Section 101 of the Base Indenture, as such definitions relate to the Notes, are hereby amended to read in their entirety as follows:

(i) “Company Request” and “Company Order” mean, respectively, a written request or order signed in the name of the Company by any two of the President, the Chief Financial Officer and a Senior Executive Vice President or one of them together with the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer, of the Company, and delivered to the Trustee or, with respect to Sections 303, 304, 305 and 603, any other employee of the Company named in an Officers’ Certificate delivered to the Trustee.

(ii) “Officers’ Certificate” means a certificate signed by any two of the President, the Chief Financial Officer and a Senior Executive Vice President or one of

them together with the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer, of the Company, and delivered to the Trustee. One of the officers signing an Officers’ Certificate given pursuant to Section 1004 shall be the principal executive, financial or accounting officer of the Company.

(b) The first paragraph in Section 303 of the Base Indenture, as it relates to the Notes, is hereby amended to read in its entirety as follows:

The Securities shall be executed on behalf of the Company by the President, the Chief Financial Officer and a Senior Executive Vice President or one of them and the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer. The signature of any of these officers on the Securities may be manual or facsimile.

ARTICLE III

MISCELLANEOUS

Section 3.01 Integral Part; Effect of Supplement on Indenture. This Fifth Supplemental Indenture constitutes an integral part of the Indenture. Except for the amendments and supplements made by this Fifth Supplemental Indenture, the Base Indenture shall remain in full force and effect as executed.

Section 3.02 Adoption, Ratification and Confirmation. The Indenture, as supplemented by this Fifth Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed.

Section 3.03 Trustee Not Responsible for Recitals. The recitals in this Fifth Supplemental Indenture are made by the Company, and the Trustee assumes no responsibility for the correctness of such recitals. The Trustee makes no representations as to the validity or sufficiency of this Fifth Supplemental Indenture.

Section 3.04 Counterparts. This Fifth Supplemental Indenture may be executed in multiple counterparts, each of which shall be regarded for all purposes as an original and all of which shall constitute but one and the same instrument.

Section 3.05 Governing Law. This Fifth Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

Section 3.06 FATCA. The Company agrees that if the Notes cease to qualify as “grandfathered obligations” within the meaning of Section 1.1471-2(b)(2)(i)(B) of the Treasury Regulations, it will use commercially reasonable efforts to provide to the Trustee information reasonably requested by the Trustee about the source and character for U.S. federal income tax purposes of any payments to be made pursuant to the Indenture or the Notes and about any modification to the terms thereof as is necessary to enable the Trustee to determine whether or not the Trustee is obligated to make any deduction or withholding from such payments pursuant to an agreement described in Section 1471(b) of the United States Internal Revenue Code of 1986, or any successor version thereof, or any similar legislation imposed by any other governmental authority (the “Code”), or otherwise imposed under Sections 1471 through 1474 of the Code or any regulations or agreements (including any intergovernmental agreements)

thereunder or official interpretations thereof. For the avoidance of doubt, the Trustee shall be entitled to make any withholding or deduction from payments to the extent necessary to comply with applicable law and shall not have any liability with respect to such withholding or deductions. The terms of this section shall survive the termination of the Indenture.

Section 3.07 Electronic Signatures. The words “execution,” “signed,” “signature,” and words of like import in this Fifth Supplemental Indenture shall include images of manually executed signatures transmitted by facsimile, email or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code. Without limitation to the foregoing, and anything in the Indenture to the contrary notwithstanding, (a) any Officers’ Certificate, Company Order, Opinion of Counsel, Security, certificate of authentication appearing on or attached to any Security, supplemental indenture or other certificate, opinion of counsel, instrument, agreement or other document delivered pursuant to the Indenture may be executed, attested and transmitted by any of the foregoing electronic means and formats, (b) all references in Section 303 or elsewhere in the Indenture to the execution, attestation or authentication of any Security or any certificate of authentication appearing on or attached to any Security by means of a manual or facsimile signature shall be deemed to include signatures that are made or transmitted by any of the foregoing electronic means or formats, and (c) any requirement in Section 303 or elsewhere in the Indenture that any signature be made under a corporate seal (or facsimile thereof) shall not be applicable to the Securities of such series.

Section 3.08 Electronic Means. The Trustee shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to the Indenture and delivered using Electronic Means; provided, however, that the Company shall provide to the Trustee an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Company whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Company understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Company shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Company and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Company. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such

Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Company agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Company; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

“Electronic Means” shall mean the following communications methods: e-mail, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services under the Indenture.

[Signature page follows]

IN WITNESS WHEREOF, the Company and the Trustee have executed this Fifth Supplemental Indenture as of the date first above written.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Hung Ko
Name: Hung Ko
Title: Global Head of Treasury and Investor Relations

THE BANK OF NEW YORK MELLON

By:	/s/ Stacey B. Poindexter
Name: Stacey B. Poindexter
Title: Vice President

EXHIBIT A

Exhibit A

(FORM OF FACE OF NOTE)

[THIS NOTE IS IN GLOBAL FORM WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN CERTIFICATED FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE WILL BE IN GLOBAL FORM, SUBJECT TO THE FOREGOING.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]1

MANULIFE FINANCIAL CORPORATION

4.986% Senior Notes Due 2035

CUSIP: 56501RAX4

No.	U.S.$

MANULIFE FINANCIAL CORPORATION, a corporation organized and existing under the Insurance Companies Act (Canada) (hereinafter called the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to      , or registered assigns, the principal sum of         U.S. Dollars (U.S.$      ) on December 11, 2035 (the “Stated Maturity”), and to pay interest thereon from December 11, 2025 or from the most recent

1 Insert in Global Notes only

Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on June 11 and December 11 of each year (each such date, an “Interest Payment Date”), commencing June 11, 2026, at the rate of 4.986% per year, until the principal hereof is paid or duly provided for or made available for payment. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of calendar days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day. “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York, Toronto, Ontario, the Corporate Trust Office or any Place of Payment are authorized or obligated by law or executive order to close.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the May 27 or November 26 (whether or not a Business Day) next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any interest on this Note will be made at the office or agency of the Company maintained for that purpose in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by (i) check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by transfer to an account maintained by the payee in the United States of America.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual or electronic signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:

MANULIFE FINANCIAL CORPORATION

By:

Name:
Title:

By:

Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities referred to in the within-mentioned Indenture.

The Bank of New York Mellon, as Trustee

By:
Authorized Signatory

Dated:

FORM OF REVERSE OF NOTE

This Note is one of a duly authorized issue of securities of the Company, issued and to be issued in one or more series under the Indenture, dated as of September 17, 2010 (the “Indenture”), between the Company and the Trustee, as supplemented by the Fifth Supplemental Indenture, dated as of December 11, 2025, between the Company and the Trustee (the “Fifth Supplemental Indenture”), to which the Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof. The Notes are issued pursuant to the Indenture and initially are limited in aggregate principal amount to U.S.$1,000,000,000 (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, Notes pursuant to Sections 304, 305, 306, 906 or 1108 of the Indenture and except for any Notes which, pursuant to Section 303 of the Indenture, are deemed never to have been authenticated and delivered thereunder); provided, however, that the Company may, from time to time, without the consent of the Holders of the Notes, create and issue additional notes having the same terms and conditions as the Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon. Additional notes issued in this manner may be consolidated with, and form a single series with, the Notes. The Notes and any such additional notes would rank equally and ratably. Any additional notes must be treated as fungible with the Notes for U.S. federal income tax purposes or be identified by a separate CUSIP number.

All terms used in this Note that are defined in the Indenture shall have the meaning assigned to them in the Indenture.

In accordance with, and pursuant to the procedures set forth in, Section 2.06 of the Fifth Supplemental Indenture and Article XI of the Indenture, the Notes may be redeemed at the option of the Company, at any time, and from time to time, in whole or in part. The Redemption Price for Notes to be redeemed on any Redemption Date that is prior to the Par Call Date will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed, and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the Redemption Date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to, but excluding, the Redemption Date, plus, in either case, accrued and unpaid interest on the Notes to, but excluding, such Redemption Date. On or after the Par Call Date, the Company may redeem Notes, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. Unless the Company defaults in payment of the Redemption Price, interest will cease to accrue on the Notes called for redemption on and after the Redemption Date.

“Par Call Date” means September 11, 2035.

“Redemption Price” means, with respect to any Note to be redeemed, the price at which it is to be redeemed pursuant to the Fifth Supplemental Indenture.

“Regular Record Date” means the May 27 or November 26 next preceding such Interest Payment Date (whether or not a Business Day).

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable:

(i) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Par Call Date (the “Remaining Life”); or

(ii) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or

(iii) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third business day preceding the Redemption Date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

In accordance with Section 2.09 of the Fifth Supplemental Indenture, pursuant to the procedures set forth in Article XI of the Indenture, the Notes may be redeemed at the option of the Company, in whole but not in part, at any time, on not less than 10 nor more than 60 days’ prior written notice, at a Redemption Price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the event that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Notes, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after December 2, 2025. No redemption shall be made pursuant to this paragraph unless: (1) the Company shall have received an Opinion of Counsel that Additional Amounts will be payable on the next payment date in respect of the Notes; (2) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the Company is entitled to redeem such Notes pursuant to their terms; and (3) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

Installments of accrued and unpaid interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of the Notes of this series, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Dates according to their terms.

The Indenture and the Fifth Supplemental Indenture contain provisions for satisfaction, discharge and defeasance of (a) the entire indebtedness evidenced by this Note, and (b) certain restrictive covenants and the related Events of Default upon compliance by the Company with certain conditions set forth therein.

If an Event of Default with respect to Notes of this series shall occur and be continuing, the principal of the Notes of this series may be declared due and payable in the manner and with the effect provided in the Indenture. The Indenture contains provisions permitting the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes, on behalf of all of the Holders of the Notes, to waive any Event of Default under the Indenture and its consequences, subject to Section 513 of the Indenture.

Upon payment of the amount of principal so declared due and payable and of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company’s obligations in respect of the payment of the principal of and interest, if any, on the Notes of this series shall terminate.

In accordance with Section 2.10 of the Fifth Supplemental Indenture and Section 1010 of the Indenture, all payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any Relevant Taxes, except to the extent required by law or by the interpretation or administration thereof. If the Company is (or any Paying Agent is) so required to withhold or deduct any amount for or on account of such Relevant Taxes from any payment made under or with respect to the Notes, the Company will pay such Additional Amounts as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will be equal to the amount such Holder would have received if such Relevant Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable in respect of any Notes for or on account of:

(1)  any Relevant Tax imposed by reason that such Holder or beneficial owner of the Notes or other person entitled to payment under the Notes does not deal at arm’s length within the meaning of the Tax Act with the Company, is a “specified non-resident shareholder” of the Company or does not deal at arm’s length with any person who is, a “specified shareholder” of the Company (each as defined in subsection 18(5) of the Tax Act), or is an entity in respect of which the Company is a “specified entity” for the purposes of the “hybrid mismatch rules” in the Tax Act;

(2)  any Relevant Tax that would not have been imposed if the Holder, or the beneficial owner, of the Notes complied with the Company’s request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the Holder, or the beneficial owner, of the Notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or on account of any such Relevant Tax, provided that the applicable Holder or beneficial owner is legally eligible to comply with such request;

(3)  any Relevant Tax that would not have been imposed but for the fact that the Holder, or the beneficial owner, of the Notes (or any fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Notes, or receiving payments under such Notes;

(4) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax with respect to the Notes;

(5) any Relevant Tax that is levied or collected otherwise than by withholding from payments on or in respect of the Notes;

(6) any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the United States Internal Revenue Code of 1986, or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing; or

(7)  any combination of the foregoing.

In addition, the Company will not pay Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the Relevant Tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Notes.

Wherever in this Note there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to this Note, such mention shall be deemed to include mention of the payment of any Additional Amount that may be payable as provided above.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of U.S.$2,000 and integral multiples of $1,000 in excess thereof. [This Global Note is exchangeable for Notes in definitive form only under certain limited circumstances set forth in the Indenture.]2 As provided in the Indenture and subject to certain limitations therein set forth, Notes of this series are exchangeable for a like aggregate principal amount of Notes of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

2 Insert in Global Notes only

TRANSFER NOTICE

FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

Please print or typewrite name and address including zip code of assignee the within Note and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer such Note on the books of the Company with full power of substitution in the premises.

Your Signature:

By:

Date:

Signature Guarantee:

By:
(Participant in a Recognized Signature Guaranty Medallion Program)

Date:

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